EXHIBIT 25

        HUGO NEU CORPORATION ANNOUNCES REVISED PROPOSAL

        Merge with Proler International Corporation; Removes Financing conditions

        NEW YORK--(BUSINESS WIRE)--Nov. 14, 1996--

        --Revised Proposal Superior in Price; offers Greatest
                                   Benefit to
                Shareholders, Employees, Vendors and Customers--

-Advisors of Hugo Neu and Proler Expected to Meet Today--

        Hugo Neu Corporation announced today that it has increased its proposal to Proler International Corporation (NYSE:PS) to acquire all of its outstanding common stock to a cash price of $9.00 per share, subject to the execution and delivery of a merger agreement with Proler. The revised proposal is not subject to a financing condition.
        Hugo Neu Corporation was advised that the Proler Board did not accept an earlier revised proposal at $8.25 that was also not subject to financing, but instead asked its advisors to explore the status and details of the financing. The advisors are scheduled to meet today.
        Hugo Neu stated, "Hugo Neu has the commitments in place for the necessary financing and is very serious about its proposal to merge with Proler. Hugo Neu's proposal is at a 20% premium over Schnitzer's bid. Our proposal is superior in price and, given our 30 year relationship with Proler, offers the greatest benefit to shareholders, customers, vendors and employees."
        Hugo Neu further stated, "Hugo Neu Corporation believes the Proler Board has to take Hugo Neu's offer seriously. As Hugo Neu is a partner of Proler in various joint ventures, which constitute Proler's most significant assets, it is the logical purchaser for the Company. Hugo Neu believes that allowing Schnitzer Steel Industries, Inc. (NASDAQ:SCHN) to acquire Proler, and become Hugo Neu's partner, ultimately will be unsatisfactory to Schnitzer, Hugo Neu and the joint ventures. Schnitzer's management style is inconsistent with that of the Hugo Neu organization and will inevitably put the parties on a collision course."
        Hugo Neu Corporation further has instructed its counsel to apply immediately to the Court for appropriate relief that will enable Hugo Neu to present its higher competing bid to Proler's public shareholders.
        Hugo Neu has previously instituted legal proceedings which are pending challenging Proler's previously announced merger agreement with Schnitzer pursuant to which Schnitzer has made a tender offer for Proler shares at $7.50 per share. Hugo Neu contends, among other things, that Proler's agreement with Schnitzer, a significant competitor, breaches Proler's fiduciary obligations to Hugo Neu and the Joint Ventures.
        Hugo Neu Corporation is a privately-held, family business involved in the recovery, recycling and exporting of scrap metals--including through significant joint ventures with Proler-and in industrial real estate development.


        CONTACT:      Edelman Financial
                      Kerry O'Brien/Elliot Sloane
                      212-704-8292/704-8126